Exhibit 99.1
Canadian Solar Reports 4Q10 and FY2010 Financial Results
     4Q10 Highlights
•	Net revenues of $452.7 million for 4Q10 compared to net revenues of $377.2 million for 3Q10.

•	Shipments of 237 MW for 4Q10, compared to shipments of 200 MW for 3Q10.

•	Gross margin of 17.0% for 4Q10 compared to gross margin of 17.3% for 3Q10.

•	Net income of $0.58 per diluted share for 4Q10, compared to net income of $0.47 per diluted share for 3Q10.
     Full Year Highlights
•	Net revenues of $1.5 billion for FY 2010 compared to net revenues of $631.0 million for FY 2009.

•	Shipments of 803 MW for FY 2010 compared to shipments of 310 MW for FY 2009.

•	Gross margin of 15.3% for FY 2010 compared to gross margin of 12.4% for FY 2009.

•	Net income of $1.16 per diluted share for FY 2010 compared to $0.60 per diluted share for FY 2009
Ontario, Canada, March 10, 2011 — Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced financial results for the fourth quarter and full year ended December 31, 2010, and its outlook for the first quarter and full year 2011.
Net revenues for the fourth quarter of 2010 were $452.7 million, compared to net revenues of $377.2 million for the third quarter of 2010 and net revenues of $254.2 million for the fourth quarter of 2009.
Net income for the fourth quarter of 2010 was $25.5 million, or $0.58 per diluted share, compared to net income of $20.3 million, or $0.47 per diluted share for the third quarter 2010, and a net loss of $15.6 million, or $0.38 per diluted share, for the fourth quarter of 2009.
Shipments for the fourth quarter of 2010 were 237 MW, including 10 MW relating to the delivery of systems kits, compared to shipments of 200 MW for the third quarter of 2010 and shipments of 141 MW for the fourth quarter of 2009. The Company’s sales growth reflects the continued success of its market diversification efforts, with sales to non-European markets accounting for 29% of revenue in the fourth quarter of 2010, compared to 23% in the third quarter of 2010 and 8% in the fourth quarter of 2009.
Net revenues for the full year 2010 were $1.5 billion compared to net revenues of $631 million for the full year 2009, a 137% increase.
Net income for the full year 2010 was $50.6 million, or $1.16 per diluted share, compared to net income for full year 2009 of $22.6 million, or $0.60 per diluted share.
Shipments for the full year 2010 were 803 MW, compared to shipments of 310 MW for the full year 2009, representing a 159% increase. Shipments for the full year 2010 include 24 MW relating to the delivery of systems kits.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “2010 was a banner growth year for the Company. Our shipments grew faster than the global market for solar modules; we gained market share and more than doubled our net revenues. We also had higher margins than in 2009, primarily due to our increased sales volumes and lower processing costs at our wafer and cell plants. Concurrently, we continued our geographic diversification strategy and the development of our systems business, with considerable progress in North American and Japan. We also further expanded our R&D efforts, which allowed us to begin shipping new products, including our New Edge and higher efficiency modules late in the year. In 2011, we expect to see these products reach the market in much more meaningful volumes.”
Andrew Chen, Chief Financial Officer of Canadian Solar, commented: “4Q10 gross margin of 17% was in line with prior guidance as our lower cost structure helped offset the impact of higher silicon raw materials costs as we continue our capacity expansion. We will continue to pursue cost structure improvement opportunities in 2011. We exited 2010 in a strong financial position with the balance sheet flexibility needed to support the next phase of our capacity expansion plan.”
In the fourth quarter of 2010, Canadian Solar wrote off its investment of $3 million and a prepayment of $9.7 million to a start-up supplier. This action follows the continued deterioration of the supplier’s financial position and its default on scheduled materials deliveries in the fourth quarter of 2010.
Revenue by Geography

	Revenue by Geography
	4Q 2010		3Q 2010		4Q 2009		FY 2010		FY 2009
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Europe	321.1	70.9%	290.3	77.0%	233.3	91.8%	1,193.7	79.8%	523.0	82.9%
America	46.8	10.3%	25.6	6.8%	5.30	2.1%	115.7	7.7%	37.0	5.9%
Asia and others	84.8	18.8%	61.3	16.2%	15.6	6.1%	186.2	12.5%	71.0	11.3%
Total	452.7	100%	377.2	100%	254.2	100%	1,495.6	100%	631.0	100%
Business Outlook
Our outlook below is based on the Company’s current views with respect to operating and market conditions, and its current order book and customer’ forecasts, which are subject to change. The risks to our outlook also include changes in foreign exchange, product and materials pricing and the project financing environment.
•	1Q11 Guidance: For 1Q11, we expect shipments will be approximately level with 4Q10, despite seasonality caused by unfavorable weather conditions in both Europe and North America. We expect our gross margin for 1Q11 to be between 14% to 15%, primarily due to declines in module ASP, higher costs in certain raw materials, and low production volume during the Chinese New Year holiday period.

•	Full Year Guidance for 2011: For full year 2011, we reiterate our previous guidance of shipments of approximately 1,200 MW to 1,300 MW.

•	Capacity expansions: We are on-track to complete the expansion of our module capacity in China to 1.85 GW and our cell capacity to 1.3 GW by mid-2011. We are also on track to reach 200 MW of Made-in-Ontario module capacity by mid-2011. Trial production has started at our module plant in Guelph, Ontario.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We expect that 2011 will be another growth year for the Company. We will, however, remain focused, on further lowering our processing costs, expanding our higher conversion efficiency cell capacity and increasing our vertical integration to improve our margins and cash flow. Our target is to be substantially vertically integrated at the cell and module production stages, with capacity to produce 50% of our own wafer requirements. In the second half of 2011, we expect that approximately 50% of our cell production will be higher conversion efficiency cells. We also expect to build on our momentum in non-European markets, especially North America and Japan, with Canadian Solar playing a larger role in downstream growth opportunities, such as turn-key solar systems in Ontario and systems kits in Japan. We believe that, while European markets will continue to dominate the solar business in 2011, non-European markets can, in some segments, support higher selling prices and higher rates of growth than traditional European markets.”
Investor Conference Call / Webcast Details
The dial-in number for the live audio call, which will begin on Thursday, March 10, 2011 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. March 10, 2011 in Hong Kong), is +1-617-786-2904 or +1-800-299-9630. The conference call passcode is 14815339. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.
A replay of the call will be available approximately two hours after the conclusion of the live call through 10:00 a.m. on March 17, 2011, U.S. Eastern Time (10:00 p.m., March 17, 2011 in Hong Kong) by telephone at +1-617-801-6888. To access the replay, use passcode 40333555. A webcast replay will also be available at www.canadiansolar.com.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.
Contacts:

In Canada Alex Taylor, IR Director Canadian Solar Inc. Tel: +1-519 954 2057 Fax: +1-519-954-2597 ir@canadiansolar.com	In the U.S. David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com

Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding our expected revenue recognition, expected future shipment volumes, gross and net margins, manufacturing capacities and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on August 19, 2010. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

Item	4Q 2010	3Q 2010	4Q 2009	FY 2010	FY 2009

Net revenues	452,719	377,183	254,194	1,495,509	630,961
Cost of revenues	375,743	311,907	230,008	1,266,737	552,856

Gross profit	76,976	65,276	24,186	228,772	78,105
Selling expenses	14,161	10,309	10,415	47,109	22,089
General and administrative expenses	18,655	13,734	28,069	54,520	46,324
Research and development expenses	2,064	1,256	1,217	6,843	3,180

Total operating expenses	34,880	25,299	39,701	108,472	71,593

Income (loss) from operations	42,096	39,977	(15,515)	120,300	6,512
Interest expenses	(6,476)	(5,381)	(2,794)	(22,164)	(9,459)
Interest income	1,397	2,513	916	6,936	5,084
Investment income (loss)	(2,912)	(99)	1,788	(2,853)	1,788
Gain (Loss) on foreign currency derivatives	3,158	(23,601)	935	1,657	9,870
Exchange gain (loss)	(1,192)	12,026	(5,146)	(36,294)	7,681

Income (loss) before taxes	36,071	25,435	(19,816)	67,582	21,476
Income tax expenses (benefit)	10,286	4,893	(4,388)	16,754	(1,302)

Net income (loss)	25,785	20,542	(15,428)	50,828	22,778

Less: net income attributable to non-controlling interest	249	225	157	259	132

Net income (loss) attributable to CSI	25,536	20,317	(15,585)	50,569	22,646

Basic earnings (loss) per share	$0.60	$0.47	$(0.38)	$1.18	$0.61
Basic weighted average outstanding shares	42,889,124	42,870,102	41,349,901	42,839,356	37,137,004
Diluted earnings (loss) per share	$0.58	$0.47	$(0.38)	$1.16	$0.60
Diluted weighted average outstanding shares	43,714,853	43,628,249	41,349,901	43,678,208	37,727,138

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

Item	December 31, 2010	December 31, 2009

Assets
Current assets
Cash and cash equivalents	288,652	160,111
Restricted cash	187,595	179,390
Accounts receivable, net of allowance for doubtful accounts	169,657	151,549
Inventories	272,097	164,313
Value added tax recoverable	42,297	39,495
Advances to suppliers	27,321	17,264
Amounts due from related party	1,356	—
Foreign currency derivative assets	2,183	—
Prepaid and other current assets	43,508	41,865

Current assets — subtotal	1,034,666	753,987
Property, plant and equipment, net	330,460	217,136
Intangible assets	2,695	1,824
Advances to suppliers	13,946	35,210
Prepaid land use right	13,378	12,535
Investment	5,671	7,101
Deferred tax assets — non current	16,725	10,910
Other non-current assets	5,826	—

Total assets	1,423,367	1,038,703

Liabilities and equity
Current liabilities
Short term borrowings	510,520	251,702
Accounts payable	113,404	92,271
Notes payable	9,969	105,218
Other payables	47,876	34,724
Advances from customers	8,971	3,644
Amounts due to related parties	2,445	261
Foreign currency derivative liabilities	2,452	523
Provision for firm purchase commitments	15,889	13,823
Other current liabilities	33,807	12,775

Current liabilities — subtotal	745,333	514,941
Accrued warranty costs	31,225	16,900
Liability for uncertain tax positions	11,460	10,705
Convertible notes	906	866
Long term borrowings	99,458	29,290

Total liabilities	888,382	572,702

Common shares	501,146	500,322
Additional paid in capital	(57,392)	(61,269)
Retained earnings	62,111	11,542
Accumulated other comprehensive income	28,462	15,121

Total Canadian Solar Inc. shareholders’ equity	534,327	465,716
Non-controlling interest	658	285

Total equity	534,985	466,001

Total liabilities and equity	1,423,367	1,038,703